Exhibit 10.27

November 11, 2021

Dear Brad,

Congratulations! On behalf of Henry Schein, Inc., this letter will serve to confirm your promotion to the position of Chief Executive Officer, North America Distribution Group, reporting to Stanley Bergman, Chairman and CEO, Henry Schein, Inc. , Effective date: 09/15/2021.

This letter will confirm the following salary adjustment effective 9/15/2021:

Base Salary: $575,000 per annum (less appropriate tax withholdings), payable on a bi-weekly basis. Salary reviews for exempt professional employees are generally conducted annually in March of each year. You will be considered for a salary review in March 2022. You recognize that the Company retains the right to establish and modify compensation, benefits and working conditions for its employees, and for its various categories of employees, in its sole discretion.

Annual Bonus: You will be eligible for an annual target bonus of up to $500,000 (less appropriate tax withholdings) based on your achievement of agreed upon goals. This bonus target along with your prior bonus target of $325,000 (less appropriate tax withholdings) will be calculated and then pro-rated based upon the effective date of your compensation adjustment. Both portions of your bonus, if earned, will be payable in March 2022. Thereafter, your goals, objectives and performance bonus targets will be developed on an annual on-going basis. In order to earn any annual bonus, you must be employed on the date such bonus is paid.

Auto Allowance: You will continue to be eligible to participate in the Company’s Executive Automobile Plan, which currently provides for an allowance of $20,400 per year, payable monthly, less appropriate tax withholdings.

Total Annual Cash (aggregate base salary, annual bonus target and auto allowance): $1,095,400

Annual LTIP: You will be eligible to participate in the Company’s Annual Long Term Incentive (LTI) program. Your anticipated grant will have an estimated value of $1,000,000 and will be granted in March 2022, subject to your continued employment from the date hereof through the actual grant date. The LTI program currently consists of equity issuable in accordance with the Company’s 2020 Stock Incentive Plan. Future eligibility to participate in the Company’s LTI program, or any successor equity award program offered by the Company, is subject to the sole and absolute discretion of the Compensation Committee. The actual equity award, if any, will be determined on the grant date. All awards shall be subject to the terms and conditions of the LTI program and the agreements incident thereto and the full discretion and approval of the Compensation Committee.

Total Annual Compensation (cash & equity): $2,095,400

Retention Bonus: You will be eligible for a Retention Bonus in the total amount of $2,000,000 which will be paid in 2 installments. So long as you are actively employed with the Company, within 90 days of the date that you sign this letter, you will receive a Retention Bonus of $1,000,000 less appropriate tax withholdings (“First Installment”). On or about March 1, 2022, provided you continue to be employed, you will receive a second installment payment of the Retention Bonus in the amount of $1,000,000 (“Second Installment”), less appropriate tax withholdings. If you resign for any reason or are terminated for Cause (as defined below) within 12 months of any of these two installment payment dates, you will reimburse the Company for 50% of the last Retention Bonus installment payment.

Legal Fees: The Company will provide you with a cash payment in the amount of $5,000 (net of all regular and customary payroll deductions) which is intended to cover any and all expenses that you might have in connection with the legal review of this letter agreement and the accompanying confidentiality, non-solicitation and non-compete agreement. The payment will be made within ten (10) business days of your execution of this letter.

Termination: You acknowledge and agree that you are an employee at-will and that the Company may terminate your employment at any time, with or without cause. Upon termination by the Company for any reason, the Company shall have no obligation to you for any form of compensation or benefits, except as otherwise required by law or as expressly set forth in this paragraph, other than (a) unpaid salary earned or accrued through the date of termination, and (b) reimbursement of appropriately documented expenses incurred by you before the termination, to the extent that you would have been entitled to such reimbursement under the Company’s policies but for the termination of employment. In the event that the Company terminates your employment without Cause, you shall receive as severance, subject to the terms and conditions set forth herein: (1) continued base salary for eighteen months (the “Severance Period”) following the effective date of such termination, which shall be payable, subject to the following paragraph concerning Section 409A Compliance, in equal installments in accordance with the Company’s payroll practices beginning on the first payroll date after the 60th day following your termination; (2) provided that you make a timely election under COBRA, waiver of the applicable premium otherwise payable for COBRA continuation coverage for you (and, to the extent covered immediately prior to the date of your termination, your spouse and eligible dependents) for a period equal to the Severance Period (but in no event longer than the maximum COBRA period under applicable law) or if the Company determines that the waiving of the COBRA premiums would result in a violation of the Affordable Care Act, the nondiscrimination rules of Section 105(h)(2) of the Code or any other statute or regulation, then, in lieu thereof, you will receive monthly payments equal to the monthly “applicable premium,” as that term is defined under COBRA; and (3) a prorated amount of your annual target bonus based upon the number of full months of completed employment as of the date of termination, payable subject to the following paragraph concerning Section 409A Compliance, at the time the Company pays annual bonuses to its active employees (amounts under (1), (2) and (3), collectively, the “Severance Benefits”). In addition, in the event that you are terminated without Cause prior to the payment of the second installment payment of the Retention Bonus, you will also receive the second installment payment of the Retention Bonus payable subject to the following paragraph concerning Section 409A Compliance (“Additional Severance Benefit”). All Severance Benefits (including the Additional Severance Benefit, if applicable) are only payable provided that you timely execute (and do not revoke) a general waiver and release agreement agreed to by you in a form approved by the Company. These severance payments will be subject to all regular and customary payroll deductions. You understand that in the event the Company reemploys you during the period which the severance benefits are being paid, severance payments will cease after you have received severance pay for all the weeks you were not employed by the Company. You also understand in the event that you breach any other agreement with the Company, including any non-competition or other restrictive covenant agreement with the Company, all severance payments will cease and the Company shall have the right to recover any severance payments previously paid or provided to you.

For purposes of this letter agreement, “Cause” shall mean: (1) fraud, intentional and substantial misrepresentation or similar malfeasance, committed in connection with the performance of your duties hereunder; (2) theft of Company property; (3) conviction of a felony or a crime involving moral turpitude whether or not related to your employment or entering a plea of guilty or nolo contendere (or similar plea) to a charge of such an offense; (4) use of alcohol to an extent that it interferes with the performance of your duties under the Agreement or any unlawful controlled substance; (5) material violation of any express, lawful written direction of the Executive Committee of the Company or your manager or material violation of any written rule, regulation, policy or plan established by the Company from time to time; (6) gross insubordination; (7) repeated or continued absence (amounting to five full business days consecutively) from work during normal business hours for reasons other than disability, sickness, approved vacation or other approved time off; (8) written misrepresentation of a material fact or omission of information necessary to make the information supplied not materially misleading in any application or other information provided by you to the Company or any representative of the Company in connection with your employment with the Company and/or selection for the position contemplated hereby; (9) the unauthorized and intentional disclosure of Confidential Information (as defined in the accompanying confidentiality, non-solicitation, non-compete and/or inventions agreement); or (10) the existence of any knowing material conflict between the interests of the Company and you that is not disclosed in writing by you to the Executive Committee of the Company within a reasonable time of the discovery of such conflict and approved in writing by the authority of the Executive Committee of the Company; provided, however, that “Cause” shall not be deemed to have occurred with respect to sub-sections (5), (6) or (7) above unless you have first received written notice of conduct complained of by the Company which specifically sets forth the conduct complained of and refers to this paragraph, and if such conduct is capable of being cured, you have failed to cure such conduct within a period of 30 days from the date of such notice.

Section 409A Compliance: Although the Company does not guarantee you any particular treatment related to the payments or benefits hereunder, it is intended that the payments and benefits herein shall be exempt from, or comply with, Section 409A of the Internal Revenue Code and the regulations and guidance promulgated thereunder (collectively “Section 409A”), and all provisions of the Agreement shall be construed in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. Notwithstanding anything herein to the contrary, in no event whatsoever shall the Company be liable for any taxes or penalties that may be imposed on you by Section 409A or any damages for failing to comply with Section 409A. Notwithstanding anything contained herein to the contrary, each and every payment made hereunder shall be treated as a separate and distinct payment and not as a series of payments. In no event shall you designate the tax year of the commencement of any payments or benefits hereunder and the Company shall determine the actual commencement date of payment of any payments or benefits hereunder. Notwithstanding the foregoing or anything else contained herein to the contrary, if you are a “specified employee” (determined in accordance with Code Section 409A and Treasury Regulation Section 1.409A-3(i)(2)) as of the termination date, and if any payment, benefit or entitlement provided for hereunder constitutes a “deferral of compensation” within the meaning of Code Section 409A, then any such payment, benefit or entitlement that is payable during the first 6 months following the date of your separation from service shall be paid or provided to you in a lump sum cash payment to be made on the earlier of (x) your death or (y) the first business day of the seventh calendar month immediately following the month in which the separation from service occurs. A termination of employment shall not be deemed to have occurred for purposes of any provision of this letter providing for the payment of any amounts or benefits, which are subject to Code Section 409A, upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Code Section 409A (and the guidance issued thereunder) and, for purposes of any such provision of this letter, references to a “resignation,” “termination,” “termination of employment,” “retirement” or like terms shall mean separation from service. To the extent that any reimbursements payable pursuant to this letter agreement are subject to the provisions of Section 409A, (i) any such reimbursements payable to you pursuant to this letter agreement shall be paid to you no later than December 31st of the year following the year in which the expense was incurred, (ii) the amount of expenses reimbursed in one year shall not affect the amount eligible for reimbursement in any subsequent year, and (iii) your right to reimbursement under this letter agreement will not be subject to liquidation or exchange for another benefit.

Your annual PTO entitlement will remain unchanged and will be subject to the Company’s policies.

You will continue to be eligible to participate in the Company’s annual Executive Physical Program.

It is important to understand that you will continue to be employed “at-will,” that our Company does not offer employment on a fixed term or guaranteed basis and the representations in this letter and those discussed in our meetings and phone conversations with you should not be construed in any manner as a proposed contract for any fixed term of employment.

You will be required to execute an updated confidentiality, non-solicitation and non-compete agreement (the “Agreement”) as a condition of your employment. This offer and your employment with the Company are contingent on your execution of this document and the Agreement as requested by the Company.

If you have any questions or desire further information, feel free to contact me at 631-484-4729.

Please acknowledge your acceptance of this offer by signing a copy of this letter and returning it to me.

Very truly yours,

/s/ Lorelei McGlynn
Lorelei McGlynn
SVP and Chief Human Resource Officer

Accepted by:

/s/ Bradford Connett
Bradford Connett

2021 Annual Compensation

Item	Current	Updated (Effective 9/15/21)
Base Salary	$475,000	$575,000(+21%)
Bonus Target (Paid in Q1 2022)	$325,000 (68% of Base)	$500,000[1] (87% of Base)

One-time Compensation Package

Item	Current (Awarded in May)	Additional Approved Award
One-time Comp	• Special Cash Retention: $200,000 • Special Incentive Plan: $400,000 Total Special Award: $600,000	• $1,000,000 Cash Bonus on or about 10/1/2021[2] • $1,000,000 Cash Bonus on or about 3/1/2022 [2] Total Special Award of $2,000,000

2022 LTIP Commitment

Item	Proposed
2022 LTIP	• $1,000,000 to be awarded in March of 2022 Subject to the Compensation Committee’s Final Approval in March

Notes:

1.	New bonus target to be pro-rated for the remainder of 2021.
2.

In exchange for an updated non-compete. For each of the payment, if you leave the Company for any reason within 12 months of the payment date, you must reimburse the Company for 50% of the entire award amount.